(An Exploration Stage Company)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Three Months Ended April 30, 2012 and 2011

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

Notice of disclosure of non-auditor review of condensed consolidated interim financial statements pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators.

The accompanying condensed consolidated interim financial statements of the Company for the three month period ended April 30, 2012 have been prepared in accordance with International financial reporting standards and are the responsibility of the Company's management. The Company's independent auditors have not performed an audit or a review of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	April 30,	January 31,
	2012	2012
ASSETS
Current
Cash and cash equivalents	$172,734	$60,151
Accounts receivable	17,906	21,569
Prepaid expenses	19,531	29,063
	210,171	110,783
Property, plant and equipment (note 3)	225,843	42,851
Exploration advances	-	100,280
Interest in exploration properties	6,309,565	6,309,565
	$6,745,579	$6,563,479
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$552,301	$611,030
Due to related parties (note 5)	554,543	460,944
	1,106,844	1,071,974
Shareholders’ equity
Capital stock	55,279,506	55,279,506
Share subscriptions	280,500	-
Share-based payment reserve (note 4)	5,871,554	5,871,554
Deficit	(55,792,825)	(55,659,555)
	5,638,735	5,491,505
	$6,745,579	$6,563,479

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
THREE MONTH ENDED APRIL 30

	2012	2011

Expenses
Depreciation	$17,671	$4,974
Consulting fees	36,734	161,340
Exploration and evaluation expenditures (note 6)	70,504	2,986,765
Investor relations (note 5)	9,417	281,742
Office and miscellaneous (note 5)	32,905	84,625
Professional fees (note 5)	(31,705)	98,038
Regulatory	11,356	18,387
Travel and promotion (note 5)	6,191	77,846
Wages and benefits	54,456	215,536

Loss (Gain) on foreign exchange	(74,259)	(69,007)
Write-off of leasehold improvement	-	6,615
Interest and other income	-	(11,500)

Net loss and comprehensive loss for the period	$(133,270)	$(3,855,361)

Basic and diluted loss per share	$(0.002)	$(0.05)

Weighted average number of common shares outstanding	76,639,977	74,300,778

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

				Share-based
	Number of	Issued Capital	Share	Payment
	Shares	Stock	subscriptions	Reserve	Deficit	Total Equity

Balance, January 31, 2011	73,307,977	$53,339,099	$-	$5,854,410	$(38,567,884)	$20,625,625

Issuance of shares for cash:
Exercise of stock options	270,000	155,000	-	-	-	155,000
Exercise of warrants	2,362,000	1,535,300	-	-	-	1,535,300
Shares issued for mineral property interests	200,000	90,000	-	-	-	90,000
Share-based payments	-	-	-	54,499	-	54,499
Reallocation from share-based payment reserve on exercise of stock options	-	100,107	-	(100,107)	-	-
Net loss for the period	-	-	-	-	(3,855,361)	(3,855,361)

Balance, April 30, 2011	76,139,977	55,219,506	-	5,808,802	(42,423,245)	18,605,063

				Share-based
	Number of	Issued Capital	Share	Payment
	Shares	Stock	subscriptions	Reserve	Deficit	Total Equity

Balance, January 31, 2012	76,639,977	55,279,506	-	5,871,554	(55,659,555)	5,491,505

Share subscription received	-	-	280,500	-	-	280,500
Net loss for the period	-	-	-	-	(133,270)	(133,270)

Balance, April 30, 2012	76,639,977	$55,279,506	$280,500	$5,871,554	$(55,792,825)	$5,638,735

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
THREE MONTHS PERIODE ENDED APRIL 30

	2012	2011

Operating activities
Net loss for the period	$(133,270)	$(3,855,361)
Add items not affecting cash
Depreciation	17,671	4,974
Share-based payments	-	54,499
Unrealized loss on foreign exchange	236	64,696
Write-off of leasehold improvement	-	6,615
Changes in non-cash items
Accounts receivable	3,675	(33,563)
Prepaid expenses	9,532	6,638
Accounts payable and accrued liabilities	(58,245)	(105,954)
Due to related parties	93,599	(79,395)
Cash used in operating activities	(66,802)	(3,936,851)

Investing activities
Interests on exploration properties	-	(39,065)
Purchase of equipment	(200,663)	-
Use of exploration advance	99,670	-
Cash used in investing activities	(100,993)	(39,065)

Financing activities
Issuance of capital stock	-	1,690,300
Share subscription received	280,500	-
Cash provided by financing activities	280,500	1,690,300

Effect of foreign exchange on cash	(122)	(67,007)

Decrease in cash and cash equivalents	112,583	(2,352,623)
Cash and cash equivalents, beginning of period	60,151	6,904,719

Cash and cash equivalents, end of period	$172,734	$4,552,096

Supplemental cash flow information
Interest received	$-	$11,500
Interest paid	$-	$-
Income taxes paid	$-	$-
Non-cash transactions
Shares issued to acquire mineral property interests	$-	$90,000

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the three months period ended April 30, 2012, the Company incurred a operating loss of $133,270 (2011 - $3,855,361), and as at April 30, 2012 has negative working capital of $896,673 (January 31, 2012 –$961,191), an accumulated deficit of $55,792,825 (January 31, 2012 - $55,659,555), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended January 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.”

These consolidated financial statements have been prepared on a historical cost basis. In addition these consolidated financial statements have been prepared using the accrual basis of accounting except for share-based payments which are measured at fair value.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (cont’d…)

Foreign currency translation

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, the Company's functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

	i)	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

	ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

	iii)	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of estimates include accrual of liabilities; rates of amortization of property, plant and equipment; impairment and recoverability of interests in exploration properties; amounts of provisions for environmental rehabilitation; assumptions used to determine the fair value of share-based payments expense; and determination of recoverability of deferred income tax assets. Key judgments and estimates made by management with respect to the areas noted previously have been disclosed in the notes to these consolidated financial statements as appropriate.

3.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office
	equipment	equipment	Total
Cost
Balance at January 31, 2012	$41,213	$57,744	$98,957
Additions	-	200,663	200,663
Disposals	-	-	-
Balance at April 30, 2012	$41,213	$258,407	$299,620
Depreciation and impairment losses
Balance at January 31, 2012	$(24,719)	$(31,387)	$(56,106)
Depreciation for the period	(2,220)	(15,451)	(17,671)
Disposals	-	-	-
Balance at April 30, 2012	$(26,939)	$(46,838)	$(73,777)

Carrying amounts
At January 31, 2012	$16,494	$26,357	$42,851
At April 30, 2012	$14,274	$211,569	$225,843

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

4.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of April 30, 2012 and January 31, 2012 and changes is presented below:

	Period Ended		Year Ended
	April 30, 2012		January 31, 2012
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding, beginning of year	2,597,500	$1.03	7,212,885	$0.89
Granted	-	$-	-	$-
Exercised	-	$-	(270,000)	$0.57
Cancelled/Expired	-	$-	(4,345,385)	$0.84
Options outstanding, end of year	2,597,500	$1.03	2,597,500	$1.03

The weighted average remaining life of options outstanding at April 30, 2012 was 0.38 year.

Stock options outstanding are as follows:

	April 30, 2012			January 31, 2012
	Exercise	Number of		Exercise	Number of
Expiry Date	Price	Options	Exercisable	Price	Options	Exercisable

May 27, 2012	$0.85	1,352,500	1,352,500	$0.85	1,352,500	1,352,500
November 3, 2012	$1.35	150,000	150,000	$1.35	150,000	150,000
January 25, 2013	$1.20	1,095,000	1,095,000	$1.20	1,095,000	1,095,000
		2,597,500	2,597,500		2,597,500	2,597,500

5.	RELATED PARTY TRANSACTIONS AND BALANCES

During the period ended April 30, 2012, the Company entered into the following transactions with related parties:

Management compensation

	a)	Paid or accrued consulting fees of $Nil (2011 - $64,800) to companies related to officers and directors, not including share-based payments.

	b)	Paid or accrued consulting fees of $74,234 (2011 - $67,828) to officers and a director.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

5.	RELATED PARTY TRANSACTIONS AND BALANCES (cont’d…)

Transactions with other related parties

Paid or accrued office and miscellaneous expenses of $25,375 (2011 - $30,737), professional fees of $9,360 (2011 - $Nil), travel and promotion expenses of $3,891 (2011 - $38,603) and investor relations expenses of $Nil (2011 - $10,261) to three companies with an officer and a director in common for reimbursement of expenditures.

Amounts due to related parties is comprised of $409,900 (2011 - $350,271) owed to three companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures and $144,643 (2011 - $110,673) to two directors and an officer. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

6.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the period ended April 30, 2012 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$4,705	$-	$-	$4,705
Data acquisition and analysis	-	-	-	-
Peruvian value added tax	6,503	-	-	6,503
Land maintenance and tenure	2,286	-	-	2,286
Personnel	47,484	-	-	47,484
Public relations	757	-	-	757
Survey and mapping	-	-	-	-
Travel	8,769	-	-	8,769

Total expenditures for the year	$70,504	$-	$-	$70,504

Exploration and evaluation costs incurred in the period ended April 30, 2011 were as follows:

	Central Zone	North Zone	South Zone	Total

Field expenses	$185,688	$-	$-	$185,688
Data acquisition and analysis	1,780,411	-	-	1,780,411
Peruvian value added tax	37,180	-	-	37,180
Land maintenance and tenure	-	-	-	-
Personnel	636,649	-	-	636,649
Public relations	258,986	-	-	258,986
Survey and mapping	16,649	-	-	16,649
Travel	71,202	-	-	71,202

Total expenditures for the year	$2,986,765	$-	$-	$2,986,765

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three months ended April 30, 2012 and 2011
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

7.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

	April 30, 2012			January 31, 2012
	Canada	Peru	Total	Canada	Peru	Total
Cash	$172,236	$498	$172,734	$59,865	$286	$60,151
Interest in exploration properties	-	6,309,565	6,309,565	-	6,309,565	6,309,565
Other assets	52,973	210,307	263,280	168,795	24,968	193,763
Total assets	$225,209	$6,520,370	$6,745,579	$228,660	$6,334,819	$6,563,479

8.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the period ended April 30, 2012. The Company is not subject to externally imposed capital requirements.

9.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

	Country of	Principal	Dorato’s effective
	Incorporation	Activity	interest for 2012
Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99% (2011 – nil)

10.	SUBSEQUENT EVENTS

a)

On May 25, 2012 the Company closed a non-brokered private placement of 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,199 were paid to certain finders for part of the private placement.

	b)	On May 27, 2012, 1,352,500 stock options expired without being exercised.

c)

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash. This Agreement replaces the Royalty Option Agreement between the parties dated August 18th , 2008 and amended March 30th , 2009 which the parties mutually agreed to terminate.